July 24, 2014

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Ryerson Holding Corporation

Amendment No. 21 to the Registration Statement on Form S-1 (File No. 333-164484)

Dear Ms. Block:

On behalf of Ryerson Holding Corporation (the “Company”), set forth below are the Company’s responses to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Amendment No. 20 to the Registration Statement on Form S-1 filed on July 15, 2014 (the “Registration Statement”) in respect of the initial public offering of shares of its common stock, contained in your letter dated July 18, 2014 to Michael C. Arnold, Chief Executive Officer and President of the Company. On behalf of the Company, we hereby submit to the Commission Amendment No. 21 to the Registration Statement (the “Amendment”) that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response and have marked the enclosed Amendment to reflect the changes. In addition, references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

Contractual Obligations, page 53

1.	Comment: We note your response to our prior comment one and reissue the comment. Once the Company determines the expected payments it intends to make using the offering proceeds, please revise to include a pro forma table of contractual obligations that gives effect to the use of offering proceeds as well as any drawdowns on the Credit Facility that will be made to fund the termination payment to be made to Platinum.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the pro forma table of contractual obligations to give effect to the use of offering proceeds as well as any drawdowns on the Credit Facility that will be made to fund the termination payment to be made to Platinum.

Report of Independent Registered Public Accounting Firm, page F-2

2.	Comment: We note your response to our prior comment 5, and reissue the comment. Prior to the planned effectiveness of the Company’s Form S-1 registration statement, please remove the restrictive legends included on the report and the consent of the independent registered public accounting firm.

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

July 24, 2014

Response: The Company acknowledges the Staff’s comment and confirms that prior to the planned effectiveness of the Company’s Form S-1 registration statement it will remove the restrictive legends included on the report and the consent of the independent registered public accounting firm.

Note 20. Subsequent Events, page F-39

3.	Comment: We note your response to our prior comment 8 and reissue the comment. Reference is made to page F-62 where you discuss the Company making a termination payment to its principal shareholder, Platinum, in connection with the termination of its advisory services agreement that is contingent on the closing of the initial public offering. To the extent that this payment exceeds the Company’s net earnings for the preceding twelve month period, please reflect it in pro forma earnings per share for the latest fiscal year and subsequent interim period presented in the financial statements, as applicable, pursuant to the guidance outlined in SA B Topic 1: B :3.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that since the termination payment does not exceed the Company’s net earnings, no pro forma earnings per share information pursuant to SAB Topic 1:B:3 is required.

4.	Comment: We note your response to our prior comment 9 and reissue the comment. Once the date and terms of the stock split have been determined, please revise the historical financial statements and related disclosures throughout the registration statement to give retroactive effect to the stock split.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the historical financial statements and related disclosures throughout the registration statement to give retroactive effect to the stock split.

In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors. Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8692 with any further questions or comments.

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

July 24, 2014

Very truly yours,

/s/ Joseph Antignani

Joseph Antignani

Enclosures

cc:	Michael C. Arnold, Chief Executive Officer and President

Cristopher Greer, Esq.